Exhibit 99.2
This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release. The information contained in this news release is unaudited.

BCE reports 2024 Q4 and full-year results, announces 2025 financial targets

•All non-revenue and revised revenue guidance targets for 2024 achieved
•Adjusted EBITDA1 growth of 1.5% in Q4 delivered 0.9 percentage-point increase in adjusted EBITDA margin2 to 40.6% – highest Q4 margin in more than three decades
•Q4 net earnings of $505 million, up 16.1%, with net earnings attributable to common shareholders of $461 million, up 20.7% or $0.51 per common share; 4.1% increase in adjusted net earnings1 of $719 million drove adjusted EPS1 of $0.79, up 3.9%
•Cash flows from operating activities down 20.9% in Q4 to $1,877 million; free cash flow1 decreased to $874 million on higher interest paid and timing of working capital, including impact of Canada Post strike, and cash tax installments
•151,413 total mobile phone and connected device net subscriber activations3 in Q4
•34,187 total retail Internet net subscriber activations3 in Q4 contributed to 3.4% Internet revenue growth
•Third consecutive quarter of Bell Media revenue and adjusted EBITDA growth, up 1.2% and 14.2% respectively; digital revenues4 increased 6% as digital platforms and advertising technology continue to drive growth
•BCE annualized common share dividend maintained at $3.995; approximately 34% participation rate for BCE’s discounted treasury dividend reinvestment plan with Q4 dividend payment on January 15, 2025 generated cash savings of $308 million

MONTRÉAL, February 6, 2025 – BCE Inc. (TSX, NYSE: BCE) today reported results for the fourth quarter (Q4) and full-year 2024 and provided financial guidance for 2025.

“Bell’s financial results for Q4 and throughout 2024 demonstrate steady execution as we balanced growth with profitability, while transforming our business and reducing costs,” said Mirko Bibic, President and CEO of BCE and Bell Canada.

“Through our disciplined approach, we achieved all of our non-revenue targets for 2024 and were also within our revised revenue guidance objective. We also achieved our highest annual adjusted EBITDA margin in over 30 years at 43.4%.

We delivered positive wireless service revenue growth in 2024 despite the intensely competitive market. All new postpaid customer net activations were on the main Bell brand. We’re continuing to see a clear preference for fibre with total Internet revenue up 3.3% year-over-year, and we now have three million residential Internet customers on our FTTH network, up 10% in 2024. Digital now comprises 42% of total media revenue, compared to 35% in 2023, with digital revenue up 19% over last year. We’re also gaining momentum in our objective to become a tech services leader with strong business solutions revenue growth of 18%6.

In 2025, BCE is implementing a strategic roadmap that aims to generate revenue growth, while managing costs and capital allocation priorities. Our focus is centered around four key pillars: putting the customer first; continuing to deliver the best pure fibre Internet and 5G wireless networks and services; growing our business technology services for our enterprise customers; and continued momentum in digital media and offering the most compelling content. We will focus on these four key competitive advantages while continuing to transform our business by leveraging technology, AI and automation to modernize our operations and realize operational cost efficiencies.

Our purpose is to advance how Canadians connect with each other and the world. In 2025, we intend to continue delivering on our purpose for our customers, while delivering value for our shareholders.”
________________
1 Adjusted EBITDA is a total of segments measure, adjusted net earnings and free cash flow are non-GAAP financial measures and adjusted EPS is a non-GAAP ratio. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on these measures.
2 Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on adjusted EBITDA margin.
3 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on subscriber (or customer) units.
4 Digital revenues are comprised of advertising revenue from digital platforms including websites, mobile apps, connected TV apps and out-of-home (OOH) digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from direct-to-consumer (DTC) services and video-on-demand services.
5 Subject to the discretion of, and dividends being declared by, the BCE Board of Directors.
6 Business solutions revenues within our Bell Business Markets unit are comprised of managed services, which include network management, voice management, hosting and security, and professional services, which include consulting, integration and resource services.

KEY BUSINESS Developments

Innovative partnerships delivering new solutions to customers
•Bell has partnered with Palo Alto Networks to offer their suite of AI-powered cybersecurity services in Canada. This partnership brings together Bell’s expertise in Managed and Professional Services with Palo Alto Networks’ AI-powered cybersecurity platforms for Bell’s enterprise customers.
•Bell expanded its existing collaboration with Microsoft to offer Teams Phone Mobile services to Bell business customers. The mobile-first solution integrates mobile numbers with Teams, simplifying business communication and collaboration.
•In partnership with Nokia, Bell has completed Canada's first 50G passive optical network (PON) technology trial, leveraging existing fibre infrastructure to deliver faster Internet speeds.

Championing the Customer Experience
•According to the 2023-2024 Annual Report by the Commission for Complaints for Telecom-television Services (CCTS), the share of complaints for the full group of Bell companies decreased by 5% year-over-year7.

Delivering the most compelling content
•Bell Media has launched new bundle options allowing viewers to combine Crave, TSN (English-language bundle), and RDS (French-language bundle), with the Ultimate Entertainment and Sports Bundle plans.
•Bell and Corus Entertainment have expanded their multi-year agreement to distribute Corus networks on Bell Fibe TV and Bell Satellite TV, including Corus’ premier lifestyle networks, Flavour Network and Home Network.
•Bell Media announced a partnership with Lionsgate and Point Grey Pictures (PGP), the production company founded by actor Seth Rogan and filmmaker Evan Goldberg, to develop and produce PGP’s first Canadian scripted television series. Bell Media also announced a new partnership with PAGEBOY Productions, founded by actor, producer and advocate Elliot Page to develop original scripted series for Crave and CTV.
•Bell Media will be the exclusive broadcaster in Canada of all three NASCAR national series: NASCAR Craftsman Truck Series, NASCAR Cup Series and NASCAR Xfinity Series.
•Bell Media has partnered with Shopsense AI to bring second-screen shopping experiences to Canadian viewers, marking Shopsense’s first expansion outside the U.S. and the first integration of its Commerce OS into Canadian entertainment programming.
•Bell Media and StackAdapt, a multi-channel advertising platform, have partnered to make Bell Media’s inventory of connected TV, display, video, audio, and digital out-of-home channels available on the StackAdapt platform. This partnership enables advertisers to scale campaigns effectively across Bell Media’s digital offerings, including live sports.

Bell Let’s Talk Day
•Bell Let's Talk launched its 15th annual day for mental health on January 22, 2025, supporting Canada's youth mental health crisis. Canadians were invited to participate in a national text-to-donate campaign. Together with Canadians on Bell Let’s Talk Day, we contributed a total of $1,605,770 to six youth mental health organizations.

Bell for Better
•Bell was ranked the most sustainable telecommunications company in the world, and 34th overall in Corporate Knights' Global 100 most sustainable corporations for 20258.
•Bell has been recognized by Mediacorp as one of Canada’s Top 100 Employers for 2025 for the 10th consecutive year9, and has also been named one of Canada’s Top Employers for Young People in 2025 for the eighth consecutive year10.
•Bell has partnered with Taku River Tlingit First Nation Government, the Governments of Canada and British Columbia, Northwestel, and Planetworks Consulting to bring 5G and 4G LTE wireless networks to Atlin, BC. The new service, live since December 14, 2024, aims to enhance the health and safety of Atlin residents and visitors.
________________
7 2023-2024 Annual Report from the Commission for Complaints for Telecom-television Services.
8 According to Corporate Knights Inc.'s global rankings released on January 22, 2025. BCE was ranked #34 overall and #1 in our sector and industry, in its 2025 ranking of the world's 100 most sustainable corporations. The ranking is based on an assessment of more than 8,000 public companies with revenue over US $1 billion, whose fiscal year ends between July 1, 2023 and June 30, 2024. All companies are scored on applicable metrics relative to their peers, with 50% of the weight assigned to sustainable revenue and sustainable investment.
9 Bell was recognized as one of “Canada’s Top 100 Employers” in years 2016 to 2025 by Canada’s Top Employers, an editorial competition organized by Mediacorp Canada Inc., a publisher of employment periodicals. Winners are evaluated and selected based on their industry leadership in offering exceptional workplaces for their employees. Employers are compared to others in their field to determine which offers the most progressive and forward-thinking programs.
10 Bell was recognized as one of “Canada’s Top Employers for Young People” in years 2018 to 2025 by Canada’s Top 100 Employers. Winners are evaluated and selected based on the programs offered to attract and retain young employees, when compared to other employers in the same field.

BCE RESULTS

Financial Highlights

($ millions except per share amounts) (unaudited)	Q4 2024	Q4 2023	% change	2024	2023	% change
BCE
Operating revenues	6,422	6,473	(0.8%)	24,409	24,673	(1.1%)
Net earnings	505	435	16.1%	375	2,327	(83.9%)
Net earnings attributable to common shareholders	461	382	20.7%	163	2,076	(92.1%)
Adjusted net earnings	719	691	4.1%	2,773	2,926	(5.2%)
Adjusted EBITDA	2,605	2,567	1.5%	10,589	10,417	1.7%
Net earnings per common share (EPS)	0.51	0.42	21.4%	0.18	2.28	(92.1%)
Adjusted EPS	0.79	0.76	3.9%	3.04	3.21	(5.3%)
Cash flows from operating activities	1,877	2,373	(20.9%)	6,988	7,946	(12.1%)
Capital expenditures	(963)	(1,029)	6.4%	(3,897)	(4,581)	14.9%
Free cash flow	874	1,289	(32.2%)	2,888	3,144	(8.1%)

“BCE’s Q4 results reflect our continued focus on competing in a hyper-competitive communications market, while progressing on our transformation and driving costs out of the business,” said Curtis Millen, Chief Financial Officer of BCE and Bell Canada.

“The Bell team demonstrated discipline in managing operating costs with EBITDA growth in both our CTS and Bell Media segments. We reduced our capital expenditures by $66 million in Q4, bringing total capex savings to $684 million in 2024. We have good financial flexibility with access to $4.5 billion of liquidity and a pension solvency surplus totalling $3.7 billion as at December 31, 2024.

As we look ahead, our 2025 financial guidance reflects an uncertain macroeconomic and regulatory environment. Despite ongoing competitive pricing pressures, we believe that the superiority of fibre over cable, our 5G wireless services, enterprise solutions business and digital subscriptions and advertising present opportunities for growth. Overall, we remain confident in our ability to execute under any circumstances and to deliver value for our shareholders.”

•BCE operating revenues were $6,422 million in Q4, down 0.8% compared to Q4 2023. This result reflected 1.1% lower service revenue of $5,287 million, attributable to a year-over-year decline in our Bell Communication and Technology Services (Bell CTS) segment partly offset by growth in our Bell Media segment, and a 0.9% increase in product revenue to $1,135 million. For full-year 2024, BCE operating revenue was down 1.1% to $24,409 million, reflecting year-over-year decreases of 0.4% in service revenue and 5.2% in product revenue.
•Net earnings in Q4 increased 16.1% to $505 million and net earnings attributable to common shareholders totalled $461 million, or $0.51 per share, up 20.7% and 21.4% respectively. The year-over-year increases were due to lower asset impairment charges, as we recorded a $109 million charge in Q4 2023 mainly related to Bell Media’s French-language TV properties and broadcast licenses, lower other expense due mainly to a non-cash loss recorded in Q4 2023 on BCE’s share of an obligation to repurchase at fair value the minority interest in one of its joint venture equity investments, as well as mark-to-market gains on foreign exchange hedges and options from the decline of the

Canadian dollar against the U.S. dollar in Q4, higher adjusted EBITDA and lower income taxes. These factors were partly offset by higher severance, acquisition and other costs related primarily to 2024 workforce reduction initiatives, higher interest expense, and net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation due to a decrease in BCE’s common share price in Q4. For full-year 2024, net earnings decreased 83.9% to $375 million and net earnings attributable to common shareholders were $163 million, or $0.18 per share, both down 92.1%, reflecting non-cash asset impairment charges totalling $2,190 million, mainly related to Bell Media’s TV and radio properties to reflect a further decline in demand and spending in the traditional advertising market.
•Adjusted net earnings were up 4.1% in Q4 to $719 million, delivering a 3.9% increase in adjusted EPS to $0.79. For full-year 2024, adjusted net earnings were down 5.2% to $2,773 million, resulting in a 5.3% decrease in adjusted EPS to $3.04.
•Adjusted EBITDA was up 1.5% in Q4 to $2,605 million, reflecting increases of 14.2% at Bell Media and 0.7% at Bell CTS. BCE’s adjusted EBITDA margin increased 0.9 percentage points to 40.6% from 39.7% in Q4 2023. This result was driven by a 2.3% reduction in operating costs reflecting decreased labour costs attributable to workforce reduction initiatives undertaken over the past year and permanent closures of The Source stores as part of our strategic distribution partnership with Best Buy Canada, as well as technology and automation-enabled operating efficiencies across the organization. For full-year 2024, adjusted EBITDA grew 1.7% to $10,589 million, while BCE’s adjusted EBITDA margin increased 1.2 percentage points to 43.4% from 42.2% in 2023, representing our highest annual margin result in more than 30 years.
•BCE capital expenditures in Q4 were $963 million, down 6.4% from $1,029 million in Q4 last year, corresponding to a capital intensity11 of 15.0%, compared to 15.9% in Q4 2023. This brought total 2024 capital expenditures to $3,897 million, down from $4,581 million the year before, for a capital intensity of 16.0% compared to 18.6% in 2023. The year-over-year decreases are consistent with a planned reduction in capital spending attributable to slower new pure fibre footprint expansion and reflects efficiencies realized from prior investments in digital transformation initiatives.
•BCE cash flows from operating activities in Q4 were $1,877 million, down 20.9% from Q4 2023, reflecting lower cash from working capital, higher interest paid, and increased cash taxes due mainly to the timing of instalment payments, partly offset by higher adjusted EBITDA. For full-year 2024, BCE cash flows from operating activities totalled $6,988 million, down 12.1% from 2023.
•Free cash flow was $874 million, down 32.2% from $1,289 million in Q4 2023, due to decreased cash flows from operating activities excluding acquisition and other costs paid, partly offset by lower capital expenditures. For full-year 2024, BCE free cash flow decreased 8.1% to $2,888 million, down from $3,144 million in 2023.
______________________
11 Capital intensity is defined as capital expenditures divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on capital intensity.

OPERATING RESULTS BY SEGMENT

Bell Communication and Technology Services12 (Bell CTS)

•Total Bell CTS operating revenues decreased 1.1% in Q4 to $5,681 million compared to Q4 2023, due to lower service revenue, partly offset by higher product revenue. For full-

year 2024, Bell CTS operating revenues were down 1.4% to $21,619 million, due to both lower service and product revenue.
•Service revenue was down 1.6% in Q4 to $4,546 million, reflecting ongoing declines in legacy voice, data and satellite TV services, greater acquisition, retention and bundle discounts on residential services compared to Q4 2023, and lower mobile phone blended average revenue per user (ARPU)12,13,14,15. These factors were partly offset by expansion of our mobile phone, mobile connected device and retail Internet and IPTV subscriber bases, increased sales of business service solutions to large enterprise customers, as well as the financial contribution from acquisitions made over the past year including Stratejm, CloudKettle and HGC Technologies to strengthen Bell Business Markets’ managed cybersecurity and digital workflow automation capabilities. For full-year 2024, service revenue decreased 0.7% to $18,283 million.
•Product revenue was up 0.9% in Q4 to $1,135 million, mainly reflecting higher land mobile radio systems sales to large enterprise customers in the government sector and a greater sales mix of higher-value mobile phones, largely offset by a reduction in consumer electronics revenue from The Source attributable to permanent store closures and conversions to Best Buy Express as part of our strategic distribution partnership with Best Buy Canada. For full-year 2024, product revenue decreased 5.2% to $3,336 million, due mainly to a reduction in consumer electronics revenue from The Source, lower mobile device contracted sales transaction volumes, and lower telecom data equipment sales to large enterprise customers, reflecting the normalization of sales volumes in 2024 compared to exceptionally strong growth in 2023 attributable to the recovery from global supply chain disruptions.
•Bell CTS adjusted EBITDA grew 0.7% in Q4 to $2,436 million, yielding a 0.8 percentage-point margin increase to 42.9% from 42.1% in Q4 2023. This was driven by a 2.4% reduction in operating costs reflecting decreased labour costs attributable to workforce reduction initiatives undertaken over the past year and permanent closures of The Source stores as part of our strategic distribution partnership with Best Buy Canada, as well as technology and automation-enabled operating efficiencies across the organization. For full-year 2024, Bell CTS adjusted EBITDA was up 1.1% to $9,831 million with a margin increase to 45.5% from 44.3% in 2023.
•Postpaid mobile phone net subscriber activations totaled 56,550 in Q4, down 56.1% from 128,715 in Q4 2023. The decrease was the result of 9.5% lower gross subscriber activations, due to slowing population growth attributable to government immigration policies and lower contribution from The Source given store conversions to Best Buy Express. The increase in mobile phone postpaid customer churn16 to 1.66% from 1.63% in Q4 2023 also contributed to lower year-over-year net adds, reflecting greater competitive market activity and promotional offer intensity compared to last year. For full-year 2024, postpaid mobile phone net activations were 213,408, down 49.9%, reflecting higher mobile phone postpaid customer churn of 1.33% compared to 1.15% in 2023, as gross subscriber activations increased 2.0%.
•Bell’s prepaid mobile phone customer base13,14,16 declined by 5,480 net subscribers in Q4, compared to a net loss of 36,630 in Q4 2023. The improvement was the result of 15.0% growth in gross activations, driven by expanded retail distribution as the customer churn rate remained stable at 6.15%. For full-year 2024, we reported a net gain of 96,109 prepaid mobile phone customers, compared to a net loss of 14,983 in 2023, driven by 15.3% higher gross activations and a lower churn rate of 5.28%, compared to 5.31% in 2023.
•Bell’s mobile phone customer base12,13,14,16 totalled 10,288,574 at the end of 2024, an increase of 1,528 over 2023, comprised of 9,530,436 postpaid subscribers12,16, up 1.1%, and 758,138 prepaid customers, down 12.3%. As of December 31, 2024, we removed

124,216 Bell prepaid mobile phone subscribers from our prepaid mobile phone subscriber base as we stopped selling new plans for this service as of that date.
•Mobile phone blended ARPU was down 2.7% to $57.15 in Q4. The decrease was due to the cumulative impact of sustained competitive pressures on base rate plan pricing over the past year, lower overage revenue from customers subscribing to unlimited and larger capacity data plans, and lower outbound roaming revenue as a result of increasing adoption of Canada-U.S. plans. For full-year 2024, mobile phone blended ARPU decreased 2.0%.
•Mobile connected device net activations increased 27.4% in Q4 to 100,343 and 6.0% in 2024 to 310,882, driven by strong demand for Bell IoT services, including business solutions and connected car subscriptions, and fewer data device deactivations. At the end of 2024, mobile connected device subscribers16 totalled 3,043,430, an increase of 11.4% over 2023.
•Bell added 34,187 total net new retail Internet subscribers16 in Q4, down 38.5% from 55,591 in Q4 2023 – Q4 2023 being our second-best Q4 result in nearly two decades. Despite continued strong demand for Bell’s fibre services and bundled offerings with mobile service, the year-over-year decrease reflects slowing industry growth given an already high Canadian Internet penetration rate, less new fibre footprint expansion compared to last year, and higher customer deactivations attributable to aggressive promotional offers by competitors offering cable, wholesale fibre, fixed wireless and satellite Internet services. For full-year 2024, total retail Internet net activations were 131,521, compared to 187,126 in 2023. Retail Internet subscribers totalled 4,490,896 at the end of 202412,13,16,17, a 0.4% increase from 2023.
•Bell’s retail IPTV customer base decreased by 444 net subscribers16 in Q4, compared to a net gain of 23,537 in Q4 2023. The year-over-year decrease was due mainly to lower customer activations, particularly on our Fibe TV streaming service, and less pull-through of our full-service Bell Fibe TV product as a result of lower Internet volumes. For full-year 2024, retail IPTV net activations totalled 21,614, down from 81,918 in 2023. At the end of 2024, Bell served 2,132,953 retail IPTV subscribers16,17, a 3.0% increase over 2023.
•Retail residential NAS net losses were 42,591 in Q4, compared to 38,347 in Q4 2023. The higher year-over-year net losses reflect fewer gross activations partly due to less pull-through from lower Internet volumes. For full-year 2024, retail residential NAS net losses were 187,426, compared to 176,612 in 2023. Bell’s retail residential NAS customer base16,17 totalled 1,834,191 at the end of 2024, representing a 9.3% decline compared to 2023.
______________________
12 In Q1 2024, we adjusted our mobile phone postpaid subscriber base to remove very low to non-revenue generating business market subscribers of 105,802. Additionally, in Q1 2024 our retail high-speed Internet subscriber base increased by 3,850 business subscribers as a result of a small acquisition. We also removed 11,645 turbo hub subscribers from our retail high-speed Internet subscriber base in Q1 2024, as we are no longer actively marketing this product in our wireless-to-the-home footprint. Lastly, as of Q1 2024, we are no longer reporting retail satellite TV subscribers as this no longer represents a significant proportion of our revenues. As a result, satellite TV subscribers have been removed from our retail TV subscriber base, and we now report exclusively retail IPTV subscribers.
13 In Q3 2024, we removed 77,971 Virgin Plus prepaid mobile phone subscribers from our prepaid mobile phone subscriber base as at September 30, 2024, as we stopped selling new plans for this service as of that date. Additionally, as a result of a recent CRTC decision on wholesale high-speed Internet access services, we are no longer able to resell cable Internet services to new customers in our wireline footprint as of September 12, 2024, and consequently we removed all of the existing 106,259 cable subscribers in our wireline footprint from our retail high-speed Internet subscriber base as of that date.
14 In Q4 2024, we removed 124,216 Bell prepaid mobile phone subscribers from our prepaid mobile phone subscriber base as at December 31, 2024, as we stopped selling new plans for this service as of that date.
15 ARPU is defined as Bell CTS wireless external services revenues, divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on blended ARPU.
16 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on churn and subscriber (or customer) units.
17 In Q2 2024, we increased our retail IPTV subscriber base by 40,997 to align the deactivation policy for our Fibe TV streaming services to our traditional Fibe TV service. While in Q2 2023, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 35,080,243 and 7,458 subscribers, respectively, as a result of small acquisitions.

Bell Media

•Bell Media operating revenue increased 1.2% in Q4 to $832 million, driven by both higher year-over-year advertising and subscriber revenues. For full-year 2024, media operating revenue grew 1.1% to $3,151 million, reflecting higher advertising revenue, partly offset by lower subscriber revenue.
•Advertising revenue was up 0.4% in Q4, reflecting higher digital advertising revenue, including the financial contribution from the acquisition of OUTEDGE Media Canada, and stronger year-over-year TV sports specialty performance. This result was achieved despite continued soft overall traditional TV advertiser demand. For full-year 2024, advertising revenue grew 2.8%.
•Subscriber revenue increased 2.0% in Q4 on continued Crave and sports direct-to-consumer streaming subscriber growth. For full-year 2024, subscriber revenue decreased 1.1%.
•Total digital revenues grew 6% in Q4 and 19% in 2024, driven by strong growth in digital advertising that was fuelled by Bell Media’s programmatic advertising marketplace as well as continued Crave and sports direct-to-consumer streaming subscriber growth. The increase in digital advertising revenue reflects growth in ad-supported subscription tiers on Crave, Connected TV and FAST channels. Digital revenues represented 42% of total Bell Media revenue in 2024, up from 35% in 2023.
•Total Crave subscriptions increased 18% from last year to more than 3.6 million, which was driven by a 51% increase in Crave direct-to-consumer streaming subscribers, while sports direct-to-consumer streaming subscribers increased 66%. Q4 2024 was the most watched quarter in Crave history for hours viewed; 2024 was the most watched year in Crave history for hours viewed.
•Adjusted EBITDA in Q4 was up 14.2% to $169 million, delivering a 2.3 percentage-point increase in margin to 20.3%. This was driven by the flow-through of higher operating revenue as well as a 1.6% decline in operating costs, reflecting restructuring initiatives undertaken over the past year and lower content costs. For full-year 2024, Bell Media adjusted EBITDA grew 8.8% to $758 million with a margin increase to 24.1% compared to 22.4% in 2023.
•TSN remained Canada’s number one sports network and was the top specialty channel overall in Q4 2024; RDS was the top-ranked French-language non-news specialty channel and French-language sports network overall.
•For Q4 2024, Bell Media was ranked number one in full-day viewership in the French-language entertainment specialty and pay market.
•CTV is the most-watched conventional network in Canada in primetime for the 23rd year in a row (A25-54), with 14 programs in the Top 20 among P2+.
•Bell Media radio listening was up 4% in 2024, compared to 2023, in a market that was down 4%.

COMMON SHARE DIVIDEND

We are maintaining BCE’s annualized common share dividend at its current level of $3.99 per common share.

BCE’s Board of Directors has declared today a quarterly dividend of $0.9975 per common share, payable on April 15, 2025 to shareholders of record at the close of business on March 14, 2025.

BCE’s common share dividend and common share dividend payout policy will continue to be reviewed by the Board. In its review, the Board will consider the competitive, macroeconomic and regulatory environments as well as progress being made on our strategic and operational roadmap.

FINANCIAL OUTLOOK FOR 2025

The table below provides our 2025 financial guidance targets. We expect wireless and broadband competitive pricing flowthrough pressure from 2024, lower subscriber loadings, decreased wireless product sales and higher media content and programming costs to impact revenue and adjusted EBITDA. We expect a slowdown of our fibre build in Canada and efficiencies from transformation initiatives to drive lower capital expenditures. We expect increased interest expense, higher depreciation and amortization expense, lower gains on sale of real estate and a higher number of common shares outstanding due to the implementation of a discounted dividend reinvestment plan. For 2025, we also expect lower capital expenditures to drive higher free cash flow. The guidance ranges below are unaffected by the pending divestiture of Northwestel and also exclude the acquisition of Ziply Fiber, which is expected to close in the second half of 2025.

	2024 Guidance	2024 Results	2025 Guidance
Revenue growth	Approx. (1.5%)	(1.1%)	(3%) to 1%
Adjusted EBITDA growth	1.5% to 4.5%	1.7%	(2%) to 2%
Capital intensity	<16.5%	16.0%	Approx. 14%
Adjusted EPS growth	(7%) to (2%)	(5.3%)	(13%) to (8%)
Free cash flow growth	(11%) to (3%)	(8.1%)	11% to 19%
Annualized common dividend per share	$3.99	$3.99	$3.99

Please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release for a description of the principal assumptions on which BCE’s 2025 financial guidance targets are based, as well as the principal related risk factors.

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call with the financial community to discuss Q4 2024 results and 2025 financial guidance on Thursday, February 6, 2025 at 8:00 am eastern. Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-844-933-2401 or 647-724-5455. A replay will be available until midnight on March 6, 2025 by dialing 1-877-454-9859 or 647-483-1416 and entering passcode 1483538#. A live audio webcast of the conference call will be available on BCE's website at BCE Q4-2024 conference call.

NON-GAAP AND OTHER FINANCIAL MEASURES

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:

•Non-GAAP financial measures;
•Non-GAAP ratios;
•Total of segments measures;
•Capital management measures; and
•Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this news release to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures’ labelling is not sufficiently descriptive.

Non-GAAP Financial Measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use in this news release to explain our results as well as reconciliations to the most directly comparable IFRS financial measures.

Adjusted net earnings – Adjusted net earnings is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and non-controlling interest (NCI).

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable IFRS financial measure is net earnings attributable to common shareholders.

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

($ millions)

	Q4 2024	Q4 2023	2024	2023
Net earnings attributable to common shareholders	461	382	163	2,076
Reconciling items:
Severance, acquisition and other costs
Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans
Net equity losses on investments in associates and joint ventures
Net losses (gains) on investments
Early debt redemption costs
Impairment of assets
Income taxes for above reconciling items
NCI for the above reconciling items	154 198 - 1 - 4 (99) -	41 (6) 204 (2) - 109 (39) 2	454 269 247 (57) - 2,190 (467) (26)	200 103 581 (80) 1 143 (100) 2
Adjusted net earnings	719	691	2,773	2,926

Free cash flow – Free cash flow is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses. Free cash flow shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash flows from operating activities.

The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)

	Q4 2024	Q4 2023	2024	2023
Cash flows from operating activities	1,877	2,373	6,988	7,946
Capital expenditures	(963)	(1,029)	(3,897)	(4,581)
Cash dividends paid on preferred shares	(53)	(46)	(187)	(182)
Cash dividends paid by subsidiaries to NCI	(12)	(12)	(68)	(47)
Acquisition and other costs paid	25	3	52	8
Free cash flow	874	1,289	2,888	3,144

Non-GAAP Ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Below is a description of the non-GAAP ratio that we use in this news release to explain our results.

Adjusted EPS – Adjusted EPS is a non-GAAP ratio and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, refer to Non-GAAP Financial Measures above.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

Total of Segments Measures

A total of segments measure is a financial measure that is a subtotal or total of two or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.

Below is a description of the total of segments measure that we use in this news release to explain our results as well as a reconciliation to the most directly comparable IFRS financial measure.

Adjusted EBITDA – Adjusted EBITDA is a total of segments measure. We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements.

The most directly comparable IFRS financial measure is net earnings. The following table is a reconciliation of net earnings to adjusted EBITDA on a consolidated basis.

($ millions)

	Q4 2024	Q4 2023	2024	2023
Net earnings Severance, acquisition and other costs Depreciation Amortization Finance costs Interest expense Net return on post-employment benefit plans Impairment of assets Other expense Income taxes	505 154 933 317 431 (17) 4 103 175	435 41 954 299 399 (27) 109 147 210	375 454 3,758 1,283 1,713 (66) 2,190 305 577	2,327 200 3,745 1,173 1,475 (108) 143 466 996
Adjusted EBITDA	2,605	2,567	10,589	10,417

Supplementary Financial Measures

A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures’ labelling is not sufficiently descriptive.

KEY PERFORMANCE INDICATORS (KPIs)

We use adjusted EBITDA margin, blended ARPU, capital intensity, churn and subscriber (or customer or NAS) units to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

About BCE
BCE is Canada’s largest communications company18, providing advanced Bell broadband wireless, Internet, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let's Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let's Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.
_______________________
18 Based on total revenue and total combined customer connections.

Media inquiries
Ellen Murphy
media@bell.ca

Investor inquiries
Richard Bengian
richard.bengian@bell.ca

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to BCE’s 2025 guidance (including revenue, adjusted EBITDA, capital intensity, adjusted EPS, free cash flow and annualized common dividend per share), BCE’s common share dividend and dividend payout policy and their ongoing review by BCE’s Board of Directors and the factors to be taken into account in that review; BCE’s 2025 strategic and operational roadmap and ongoing business transformation; BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, commitment and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of February 6, 2025 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after February 6, 2025. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions
A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to the following:

Canadian Economic Assumptions
Our forward-looking statements are based on certain assumptions concerning the Canadian economy. These assumptions do not incorporate the imposition of wide-ranging U.S. tariffs on all imports from Canada and retaliatory tariffs by the Canadian government on a wide range of goods coming from the U.S. Given the fast-evolving situation and the high degree of uncertainty around the duration of a potential trade war, it is difficult to predict how the effects would flow through the economy. New tariffs could significantly affect the outlooks for economic growth, consumer spending, inflation and the Canadian dollar. In particular, we have assumed:
•Strengthening economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.8% in 2025, representing an increase from 1.3% in 2024
•Slower population growth because of government policies designed to slow immigration
•Growth in consumer spending supported by past decreases in interest rates
•Modest growth in business investment underpinned by past declines in interest rates
•Relatively stable level of consumer price index (CPI) inflation
•Ongoing labour market softness
•Interest rates expected to remain at or near current levels
•Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

Canadian Market Assumptions
Our forward-looking statements also reflect various Canadian market assumptions. In particular, we have made the following market assumptions:
•A higher level of wireline and wireless competition in consumer, business and wholesale markets
•Higher, but slowing, wireless industry penetration
•A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative over-the-top (OTT) competitors
•The Canadian traditional TV and radio advertising market is expected to be impacted by audience declines as the advertising market growth continues to shift towards digital
•Declines in broadcasting distribution undertaking (BDU) subscribers driven by increasing competition from the continued rollout of subscription video on demand (SVOD) streaming services together with further scaling of OTT aggregators

Assumptions Concerning our Bell CTS Segment
Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell CTS segment:
•Stable or slight decrease in our market share of national operators' wireless mobile phone net additions as we manage increased competitive intensity and promotional activity across all regions and market segments
•Ongoing expansion and deployment of Fifth Generation (5G) and 5G+ wireless networks, offering competitive coverage and quality
•Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer (DTC) and online transactions
•Slightly declining mobile phone blended average revenue per user (ARPU) due to competitive pricing pressure
•Continuing business customer adoption of advanced 5G, 5G+ and Internet of Things (IoT) solutions
•Continued scaling of technology services from recent acquisitions made in the enterprise market through leveraging our sales channels with the acquired businesses’ technical expertise
•Improving wireless handset device availability in addition to stable device pricing and margins

•Moderating deployment of direct fibre to incremental homes and businesses within our wireline footprint
•Continued growth in retail Internet subscribers
•Increasing wireless and Internet-based technological substitution
•Continued focus on the consumer household and bundled service offers for mobility, Internet and content services
•Continued large business customer migration to Internet protocol (IP)-based systems
•Ongoing competitive repricing pressures in our business and wholesale markets
•Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services
•Increasing customer adoption of OTT services resulting in downsizing of television (TV) packages and fewer consumers purchasing BDU subscriptions services
•Realization of cost savings related to operating efficiencies enabled by our direct fibre footprint, changes in consumer behaviour and product innovation, digital and AI adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers
•No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our communication and technology services business

Assumptions Concerning our Bell Media Segment
Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Media segment:
•Overall digital revenue expected to reflect scaling of Connected TV, DTC advertising and subscriber growth, as well as digital growth in our out-of-home (OOH) business contributing towards the advancement of our digital-first media strategy
•Leveraging of first-party data to improve targeting, advertisement delivery including personalized viewing experience and attribution
•Continued escalation of media content costs to secure quality content
•Continued scaling of Crave, TSN, TSN+ and RDS through expanded distribution, optimized content offering and user experience improvements
•Continued support in original French content with a focus on digital platforms such as Crave, Noovo.ca and iHeartRadio Canada, to better serve our French-language customers through a personalized digital experience
•Ability to successfully acquire and produce highly-rated programming and differentiated content
•Building and maintaining strategic supply arrangements for content across all screens and platforms
•No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

Financial Assumptions Concerning BCE
Our forward-looking statements are also based on the following internal financial assumptions with respect to BCE for 2025:
•An estimated post-employment benefit plans service cost of approximately $205 million
•An estimated net return on post-employment benefit plans of approximately $100 million
•Depreciation and amortization expense of approximately $5,100 million to $5,150 million
•Interest expense of approximately $1,775 million to $1,825 million
•Interest paid of approximately $1,850 million to $1,900 million

•An average effective tax rate of approximately 17%
•Non-controlling interest of approximately $60 million
•Contributions to post-employment benefit plans of approximately $40 million
•Payments under other post-employment benefit plans of approximately $60 million
•Income taxes paid (net of refunds) of approximately $700 million to $800 million
•Weighted average number of BCE common shares outstanding of approximately 935 million
•An annualized common share dividend of $3.99 per share

Assumptions underlying expected continuing contribution holiday in 2025 in the majority of our pension plans
We have made the following principal assumptions underlying the expected continuing contribution holiday in 2025 in the majority of our pension plans:
•At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken for applicable DB and defined contribution (DC) components
•No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates
•No material experience losses from other events such as through litigation or changes in laws, regulations or actuarial standards

The foregoing assumptions, although considered reasonable by BCE on February 6, 2025, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2025 guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2025 guidance targets, essentially depends on our business performance, which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the negative effect of adverse economic conditions, including a potential trade war and potential recession, reductions in immigration levels, high housing support costs relative to income, and financial and capital market volatility, and the resulting negative impact on business and customer spending and the demand for our products and services; the negative effect of adverse conditions associated with geopolitical events; the intensity of competitive activity and the failure to effectively respond to evolving competitive dynamics; the level of technological substitution and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of cloud-based, over -the-top (OTT) and other alternative solutions; advertising market pressures from economic conditions, fragmentation and non-traditional/global digital services; rising content costs and challenges in our ability to acquire or develop key content; high Canadian Internet and smartphone penetration; regulatory initiatives, proceedings and decisions, government consultations and government positions that negatively affect us and influence our business including, without limitation, concerning mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations and control of copyright piracy; the inability to implement enhanced compliance frameworks and to comply with legal and regulatory obligations; unfavourable resolution of legal proceedings; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure, including the failure to transition from a traditional telecommunications company to a tech services and digital media company and meet customer expectations of product and service experience; the inability to drive a positive customer experience; the inability to protect our physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to implement an effective security and data governance framework; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; service interruptions or outages due to network failures or slowdowns; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, information technology (IT) systems, equipment and other facilities; the failure by other telecommunications carriers on which we rely to provide services to complete planned and sufficient testing, maintenance, replacement or upgrade of their networks, equipment and other facilities, which could disrupt our operations including through network or other infrastructure failures; the complexity of our operations and IT systems and the failure to implement, maintain or manage highly effective processes and IT systems; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; the failure to attract, develop and retain a diverse and talented team capable of furthering our strategic imperatives and high-tech transformation; the potential deterioration in employee morale and engagement resulting from staff reductions, cost reductions or reorganizations and the de-prioritization of transformation initiatives due to staff reductions, cost reductions or reorganizations; the failure to adequately manage health and safety concerns; labour disruptions and shortages; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether our dividend payout policy will be maintained or achieved, or that the dividend on common shares will be maintained or dividends on any of BCE’s outstanding shares will be declared by BCE’s board of directors; the failure to reduce costs and adequately assess investment priorities, as well as unexpected increases in costs; the inability to manage various credit, liquidity and market risks; the failure to evolve practices to effectively monitor and control fraudulent activities; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the impact on our financial statements and estimates from a number of factors; pension obligation volatility and increased contributions to post-employment benefit plans; the expected timing and completion of the proposed disposition of Northwestel Inc. (Northwestel) are subject to closing conditions, termination rights and other risks and uncertainties, including, without limitation, the purchaser securing financing and the completion of confirmatory due diligence, which may affect its completion, terms or timing and, as such, there can be no assurance that the proposed disposition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated, or that the potential benefits expected to result from the proposed disposition will be realized; the expected timing and completion of the proposed disposition of BCE’s ownership stake in Maple Leaf Sports and Entertainment Ltd. (MLSE) and the planned access for Bell Media to content rights for the Toronto Maple Leafs and Toronto Raptors for the next 20 years through a long-term agreement with Rogers Communications Inc. are subject to closing conditions, termination rights and other risks and uncertainties, including, without limitation, relevant sports league and other customary approvals, which may affect its completion, terms or timing, and the intended use of proceeds by BCE from the proposed disposition may vary based on timing of closing of the disposition and other factors and, as such, there can be no assurance that the proposed disposition, the anticipated use of proceeds and the potential benefits expected to result from the proposed disposition will occur or be realized, or that they will occur or be realized on the terms and conditions, or at the time, currently contemplated; the expected timing and completion of the proposed acquisition of Northwest Fiber Holdco, LLC (doing business as Ziply Fiber (Ziply Fiber)) are subject to customary closing conditions, termination rights and other risks and uncertainties, including, without limitation, relevant regulatory approvals, such as approval by the Federal Communications Commission and approvals by state Public Utilities Commissions, which may affect its completion, terms or timing and, as such, there can be no assurance that the proposed acquisition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated, or that the potential benefits expected to result from the proposed acquisition will be realized; reputational risks and the inability to meaningfully integrate environmental, social and governance (ESG) considerations into our business strategy, operations and governance; the adverse impact of various internal and external factors on our ability to achieve our ESG targets including, without limitation, those related to greenhouse gas emissions reduction, supplier engagement and diversity, equity, inclusion and belonging; the failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change; the failure to develop and implement sufficient corporate governance practices; the inability to adequately manage social issues; health risks, including pandemics, epidemics and other health concerns, such as radio frequency emissions from wireless communications devices and equipment; our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data governance and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 6, 2025, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). This document is also available at BCE.ca.